FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                          Report of Foreign Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                    of the Securities Exchange Act of 1934


                            For the month of March 2005


                                 BG Group plc
                         100 Thames Valley Park Drive
                                Reading RG6 1PT
                                    ENGLAND

                   (Address of principal executive offices)


The registrant files annual reports under cover of Form 20-F. By furnishing the information contained in this Form the reigistrant is not also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Media
Information

                                  7 March 2005

          BG Group appoints Mark Carne as Executive Vice President


BG Group has today announced the appointment of Mark Carne as Executive Vice President and Managing Director, North West Europe.

Mark, 46, will take up his new role on 1 May. He joins from Shell, where he held a number of senior positions, most recently Managing Director of Brunei Shell Petroleum and Country Chairman for Shell companies in Brunei. Prior to that, he was the Asset Director responsible for Shell's UK North Sea oil production. His international experience includes various general management roles in the UK, Holland and Oman covering operations, engineering, commercial and business development.

Mark will become a member of BG Group's Executive Committee and will report to Chief Executive Frank Chapman who said:

"We are delighted to welcome Mark to BG. He brings a wealth of industry experience and expertise to the significant opportunities in the Group's North West Europe region. He will be a valuable addition to BG Group's Executive Committee."

                                     -ends-

Notes to Editors:

BG Group plc is a global natural gas business. Active on five continents in over 20 countries, it operates four business segments - Exploration and Production, LNG, Transmission and Distribution and Power.



Enquiries:

Media                            Jonathan Miller            +44 (0) 118 929 3188

Out of hours media mobile:                                  +44 (0) 791 718 5707

Investor Relations               Chris Lloyd/Helen Parris/
                                 Kate Bingham               +44 (0) 118 929 3025

Website: www.bg-group.com



                                 SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                BG Group plc


Date: 07 March 2005                                  By: ___Ben Mathews___

                                                     Ben Mathews
                                                     Deputy Company Secretary